Exhibit 99.39

encore Energy Announces Group 11 Technologies Update and Webinar

TSX.V: EU

OTCQB:ENCUF

www.encoreenergycorp.com

CORPUS CHRISTI, Texas, July 26, 2021 /CNW/ - enCore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) (the "Company") is pleased to advise that Group 11 Technologies Inc., a private US-based company held 40%, pre-financing, by encore Energy, has completed a USO $1 million financing with accredited investors. Proceeds will advance test work to assess the amenability and recovery rates for gold extraction through the combination of in situ recovery technology and an environmentally friendly water- based solution.

Register for Live Webcast - July 26, 2021

Management of GFG and Group 11 will host a webcast on Monday, July 26, 2021, at 2:30 pm Eastern Standard Time (11:30 am Pacific Standard Time) to discuss Group 11's innovative technology and the upcoming programs. To register please visit: https://my.6ix.com/event/gfg-and-group11/

After registering, you will receive a confirmation email containing details to access the webinar via conference call or webcast. A replay of the webcast will be available following the conclusion of the call.

About Group 11 Technologies Inc.

Group 11 is a private US-based company committed to the development and application of environmentally and socially responsible precious metals mineral extraction. The combination of in-situ recovery extraction (ISR) technology and environmentally friendly water based chemistry to recover gold and other metals provides a promising alternate solution to conventional open pit and underground mineral extraction. The goal of advancing sustainable extraction considers growing concerns surrounding water use and discharge, carbon footprint, energy consumption, community stakeholders and workplace safety while addressing a growing global need for metals in our daily lives. Group 11 was founded by Enviroleach Technologies Inc. (CSE: ETI; OTCQB: EVLLF), Encore Energy Corp. (TSXV: EU; OTCQB: ENCUF) and Golden Predator Mining Corp. (TSXV: GPY; OTCQB: NTGSF).

Group 11 is a group of elements in the periodic table, also known as the coinage metals, consisting of gold (Au), silver (Ag) and copper (Cu).

About enCore Energy Corp.

encore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. encore Energy's opportunities are created from the Company's transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources. encore Energy also holds 35.3% of Group 11 Technologies Inc.

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SOURCE encore Energy Corp.

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%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreenergycorp.com; www.encoreenergycorp.com

CO: encore Energy Corp.

CNW 07:30e 26-JUL-21